UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IGNYTA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

451731103

(CUSIP Number)

March 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451731103	13G/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Cephalon, Inc. (“Cephalon”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,066,071 shares, except that Teva Pharmaceutical Industries Limited (“Teva”), the parent company of Cephalon, may be deemed to have sole power to vote these shares.
	6.	SHARED VOTING POWER See response to row 5.
	7.	SOLE DISPOSITIVE POWER 2,066,071 shares, except that Teva, of which Cephalon is an indirect wholly-owned subsidiary, may be deemed to have sole power to dispose of these shares.
	8.	SHARED DISPOSITIVE POWER See response to row 7.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,071
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 451731103	13G/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Teva Pharmaceutical Industries Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,066,071 shares, all of which are directly owned by Cephalon, an indirect wholly-owned subsidiary of Teva. Teva may be deemed to have sole power to vote these shares.
	6.	SHARED VOTING POWER See response to row 5.
	7.	SOLE DISPOSITIVE POWER 2,066,071 shares, all of which are directly owned by Cephalon, an indirect wholly-owned subsidiary of Teva. Teva may be deemed to have sole power to dispose of these shares.
	8.	SHARED DISPOSITIVE POWER See response to row 7.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,071
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 451731103	13G/A	Page 4 of 7

Item 1(a).	Name of Issuer:

Ignyta, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4545 Towne Centre Ct.

San Diego, California 92121

Item 2(a).	Name of Persons Filing:

This Statement is filed by Cephalon, Inc., a Delaware corporation (“Cephalon”) and Teva Pharmaceutical Industries Limited, an Israel company and parent of Cephalon (“Teva”). Teva and Cephalon are collectively referred to as the “Reporting Persons”.

Teva, the parent of Cephalon, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Cephalon.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Cephalon, Inc.

1090 Horsham Road

North Wales, PA 19454

Teva Pharmaceutical Industries Limited

5 Basel Street

PO Box 3190

Petach Tikva 4951033

Israel

Item 2(c).	Citizenship:

Cephalon, Inc. is a Delaware corporation and United States citizen.

Teva Pharmaceutical Industries Limited is an Israeli corporation and an Israeli citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

451731103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 451731103	13G/A	Page 5 of 7

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person, which is based on 41,700,063 outstanding shares of Common Stock as reflected on Issuer’s Form 10-K filed with the SEC on March 14, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 451731103	13G/A	Page 6 of 7

Item 10.	Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 451731103	13G/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2017	CEPHALON, INC.

	By:	/s/ Austin D. Kim
	Name:	Austin D. Kim
	Title:	Assistant Secretary

Date: March 31, 2017	TEVA PHARMACEUTICAL INDUSTRIES LIMITED

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer